[redacted]

09055695

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes & Associates, Inc. INVESTMENT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. State St.
(No and Street)

Redlands (City) California (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John T. Thornes (909) 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of __________
County of __________
Subscribed and sworn to (or affirmed) before me on this ____ day of ________, 20____ by __________ personally known to me or proved to me on the basis of satisfactory evidence to be the person(s)

____
Notary Public

see attached jurat
Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 John Thomas / President

Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

State of California

County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 14th (Date) day of January (Month), 20 09 (Year), by

(1) John Thomas (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MARIA R. GONZALEZ
COMM #1780919
Notary Public-California
SAN BERNARDINO COUNTY
My Comm. Exp. Nov 18, 2011
ESI1 ESI1

Signature Maria R Gonzalez
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: annual audited report

Document Date: Jan 14, 2009 Number of Pages: 3

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thornes & Associates, Inc., Investment Securities:

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., Investment Securities (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc., Investment Securities as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Thornes & Associates, Inc., Investment Securities
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 11,647
Deposit with clearing organization	25,060
Commissions receivable	50,793
Investments, available for sale	92,438
Advances to officer	19,050
Equipment and leasehold improvements, net	34,365
Prepaid income taxes	20,200
Deferred taxes	3,200
Prepaid expenses	3,183
Total assets	$ 259,936

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 24,112
Bank overdraft	8,855
Pension payable	2,487
Credit cards payable	31,853
Line of credit payable	8,450
Total liabilities	75,757
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 9,900 shares issued and outstanding	244,755
Additional paid–in capital	90,662
Accumulated deficit	(104,546)
Unrealized gains (losses) on investments, available for sale	(46,692)
Total stockholder's equity	184,179
Total liabilities and stockholder's equity	$ 259,936

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commissions income	$ 626,997
Management and fee based income	54,951
Interest and dividend income	1,720
Other income	5,181
Total revenues	688,849
Expenses	
Employee compensation and benefits	351,652
Professional fees	56,928
Communications	20,144
Interest expense	5,265
Occupancy and equipment rental	70,206
Taxes, licenses & fees	3,318
Other operating expenses	236,692
Total expenses	744,205
Net income (loss) before income tax provision (benefit)	(55,356)
Income tax provision (benefit)	(3,552)
Net income (loss)	$ (51,804)

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains (Losses) on Investments Available For Sale	Total	Comprehensive Income
Balance at December 31, 2007	$ 245,000	$ 94,037	$ (52,742)	$ 91,825	$ 378,120	
Redemption of stock	(245)	(3,375)	–	–	(3,620)	
Unrealized gains (losses) on investments, available for sale	–	–	–	(138,517)	(138,517)	$ (138,517)
Net income (loss)	–	–	(51,804)	–	(51,804)	(51,804)
Balance at December 31, 2008	$ 244,755	$ 90,662	$ (104,546)	$ (46,692)	$ 184,179	$ (190,321)

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (51,804)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	$ 11,622	
(Increase) decrease in:		
Deposit with clearing organization	2,880	
Commissions receivable	(8,351)	
Prepaid income taxes	(20,200)	
Prepaid rent	(93)	
Advances to officer	16,950	
Deferred taxes	(3,200)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(2,836)	
Bank overdraft	8,855	
Pension payable	2,487	
Credit cards payable	31,853	
Income taxes payable	(7,711)	
Total adjustments		32,256
Net cash and cash equivalents provided by (used in) operating activities		(19,548)
Cash flows from investing activities:		
Purchase of investments, available for sale	(4,081)	
Net cash and cash equivalents provided by (used in) investing activities		(4,081)
Cash flows from financing activities:		
Repayment of note payable	(5,076)	
Redemption of common stock	(245)	
Redemption of additional paid-in capital	(3,375)	
Payment on line of credit	(3,638)	
Net cash and cash equivalents provided by (used in) financing activities		(12,334)
Net increase (decrease) in cash and cash equivalents		(35,963)
Cash and cash equivalents at beginning of year		47,610
Cash and cash equivalents at end of year		$ 11,647

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 28,711

Supplemental disclosure of non–cash activities:

During the year ended December 31, 2008, the company recognized $138,517 in unrealized losses on its investments, available for sale. These losses were recorded in unrealized losses on investments, available for sale, in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thornes & Associates, Inc., Investment Securities (the "Company"), was incorporated in the State of California on May 3, 1996. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in corporate securities over–the–counter, corporate debt securities, mutual funds, municipal securities and U.S. government securities. The Company also engages in investment advisory services and the sale of insurance and annuities.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. The Company includes investments in money market funds as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on investments, available for sale.

Advertising costs are expensed as incurred. The Company charged $9,574 to advertising for the year ended December 31, 2008.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight–line method.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $25,060 with its clearing organization to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: INVESTMENTS, AVAILABLE FOR SALE

The investments, available for sale, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Investments, available for sale consisted of the following at December 31, 2008:

Corporate securities, at fair market value	$ 90,284
Preferred stock, at cost	150
Municipal securities, due March 1, 2011	2,004
Total investments, available for sale	$ 92,438

The Company included $138,517 in unrealized losses on these investments in comprehensive income at December 31, 2008.

Included in securities available for sale are shares of a restricted stock valued at $15,000, and shares of preferred stock valued at $150. These securities have been treated as unallowable assets for purposes of calculating net capital.

Note 4: ADVANCES TO OFFICER

The Company is owed $19,050 at December 31, 2008, which is uncollateralized, non-interest bearing, and due on demand from its principal shareholder.

Note 5: EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

The equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

Equipment	$ 62,516
Leasehold improvements	39,221
	101,737
Less accumulated depreciation	(67,372)
Equipment and leasehold improvements, net	$ 34,365

Depreciation expense for the year ended December 31, 2008, was $11,622.

Note 6: LINE OF CREDIT

The Company maintains a line of credit with American Express for $25,000, with a stated interest of 23.5%. The outstanding balance on the credit line at December 31, 2008, was $8,450.

Note 7: PROFIT SHARING PLAN

The Company established a 401(k) Profit Sharing Plan for employees in March 2006. The plan offers discretionary matching contributions by the Company for all eligible employees. The Company has elected to make a $2,487 contribution in 2009 for the year 2008. This expense has been accrued as of December 31, 2008.

Note 8: INCOME TAXES

The provision for income taxes at December 31, 2008, consisted of the following:

Federal income tax provision	$ –
State income tax provision	800
Current income tax provision	800
Deferred income taxes (benefit)	(4,352)
Total income tax expense (benefit)	$ (3,552)

The Company has available at December 31, 2008, certain Federal and State Net Operating Losses (NOL's), which can be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $2,400 and the State NOL's produce a deferred tax asset of approximately $800.

Note 9: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company redeemed all the shares of its minority shareholder for $3,620. These shares were subsequently canceled.

Note 10: COMMITMENTS AND CONTINGENCIES

In September 2006, the Company entered into a three (3) year lease for office space.

The future minimum lease expenses are:

	December 31,
2009	$ 38,575
2010 and thereafter	26,225
Total	$ 64,800

This lease has an extension clause which increases the monthly rent by 3% on each anniversary of the commencement date. The lease can only be extended to August 31, 2010.

Rent and lease expenses were $56,765, for the year ended December 31, 2008.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $71,938 which was $66,888 in excess of its required net capital of $5,050; and the Company's ratio of aggregate indebtedness ($75,757) to net capital was 1.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a difference of $10,141 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 61,797
Adjustments:		
Stockholder's equity	$ 37,930	
Non-allowable assets	(29,386)	
Haircuts & undue concentration	2,080	
Total adjustments		10,141
Net capital per audited statements		$ 71,938

Thornes & Associates, Inc., Investment Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Stockholder's equity		
Common stock	$ 244,755	
Additional paid in capital	90,662	
Accumulated deficit	(104,546)	
Unrealized gains on investments, available for sale	(46,692)	
Total stockholder's equity		$ 184,179
Less: Non-allowable assets		
Advances to officer	(19,050)	
Equipment and leasehold improvements, net	(34,365)	
Investments, not readily marketable	(15,633)	
Prepaid income taxes	(20,200)	
Deferred income taxes	(3,200)	
Prepaid rent	(3,183)	
Total non-allowable assets		(95,631)
Net capital before haircuts and undue concentration		88,548
Less: Haircuts and undue concentration		
Haircuts on corporate securities	(11,220)	
Haircuts on municipal bonds	(60)	
Haircuts on money markets	(233)	
Undue concentration	(5,097)	
Total haircuts and undue concentration		(16,610)
Net capital		71,938
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 5,050	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,050
Excess net capital		$ 66,888
Ratio of aggregate indebtedness to net capital	1.05:1	

There was a difference of $10,141 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 13.

See independent auditor's report

Thornes & Associates, Inc., Investment Securities
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Thornes & Associates, Inc., Investment Securities
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Thornes & Associates, Inc., Investment Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Thornes & Associates, Inc., Investment Securities:

In planning and performing our audit of the financial statements of Thornes & Associates, Inc., Investment Securities (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & CareSM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2009

Thornes & Associates, Inc., Investment Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008